SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Amendment No. 1

Under the Securities Exchange Act of 1934

NextWave Wireless Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.007 PER SHARE

(Title of Class of Securities)

65337Y102

(CUSIP Number)

Wayne A. Wirtz

AT&T Inc.

208 S. Akard St.

Dallas, Texas 75202

210-281-4105

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65337Y102	Page 2 of 4

1.	NAME OF REPORTING PERSON AT&T Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 65337Y102	Page 3 of 4

This Amendment No. 1 amends and supplements the Schedule 13D filed on August 12, 2012 (the “Schedule 13D”), by AT&T Inc. (“AT&T”). Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Schedule 13D.

ITEM 4.	PURPOSE OF THE TRANSACTION.

Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraph under the heading “The Merger Agreement”:

On January 24, 2013, the parties to the Merger Agreement consummated the Merger. Pursuant to the terms of the Merger Agreement, each share of NextWave Common Stock issued and outstanding immediately prior to the effective time of the Merger was automatically converted into the right to receive (i) $1.00 per share in cash and (ii) one CPR.

Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraph under the heading “The Voting Agreements”:

The Voting Agreements terminated, in accordance with their terms, upon the receipt of the affirmative vote of the Issuer’s stockholders in favor of the Merger Agreement and the transactions contemplated by the Merger Agreement, which was October 2, 2012. Pursuant to the Voting Agreements, the Supporting Stockholders were not permitted to transfer their shares of NextWave Common Stock until the Closing Date, which was January 24, 2013.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended, restated and replaced in its entirety by the following:

(a) and (b). The responses of AT&T to Rows (7) through (13) of the cover page of this Amendment No. 1 are incorporated herein by reference. As of January 24, 2013, following the consummation of the Merger, AT&T owns no shares of NextWave Common Stock. To the knowledge of AT&T, no person named in Schedule I beneficially owns shares of NextWave Common Stock.

Neither AT&T, nor any of the individuals named in Schedule I hereto, beneficially owns, has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition of, or shared power to dispose or direct the disposition of, any shares of NextWave Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to be an admission that AT&T was the beneficial owner of all of the shares of NextWave Common Stock subject to the Voting Agreements for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

(c) Except as described in Item 4 hereof, no transactions in shares of NextWave Common Stock were effected by AT&T, or, to the knowledge of AT&T, any of the persons listed on Schedule I hereto, during the past 60 days.

(d) Not applicable.

(e) On January 24, 2013, all shares of NextWave Common Stock issued and outstanding immediately prior to the effective time of the Merger were cancelled and ceased to be outstanding.

CUSIP No. 65337Y102	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: January 25, 2013

AT&T Inc.

By:	/s/ John T. Stankey
Name:	John T. Stankey
Title:	Group President and Chief Strategy Officer